SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    2)*

Deltagen, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

24783 R 103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boston Millennia Partners II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boston Millennia Partners II-A Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boston Millennia Partners GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization German Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strategic Advisors Fund Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boston Millennia Associates II Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glen Partners II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boston Millennia Verwaltungs GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization German Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Dana Callow, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,935

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 10,935

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,580,427

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Sherman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24783R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin J. Hernon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,569,492

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,569,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24783R103	13G

Item 1(a).	Name of Issuer

Deltagen, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1003 Hamilton Avenue
Menlo Park, CA 94025

Item 2(a).	Name of Person Filing

This statement is filed by Boston Millennia Partners II Limited Partnership. (“BMP II”), a Delaware limited partnership, Boston Millennia Partners II-A Limited Partnership (“BMP II-A”), a Delaware limited partnership, Boston Millennia Partners GmbH & Co. KG (“BMP-G”), a German partnership, Strategic Advisors Fund Limited Partnership (“SAF”), a Delaware limited partnership, Boston Millennia Associates II Partnership (“BMAP”), a Delaware partnership, Glen Partners II Limited Partnership (“GP II”), a Delaware limited partnership, Boston Millennia Verwaltungs GmbH (“BMV”), a German partnership, and A. Dana Callow, Jr., Robert S. Sherman and Martin J. Hernon (collectively, the “Partners”). BMP II, BMP II-A, SAF, BMP-G, BMAP, GP II, BMV, and Messrs. Callow, Sherman and Hernon are collectively referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence

30 Rowes Wharf
Boston, MA 02110

Item 2(c).	Citizenship

Each of BMP II, BMP II-A, SAF and GP II, is a limited partnership organized under the laws of Delaware. BMAP is a partnership organized under the laws of Delaware. BMP-G and BMV are partnerships organized under the laws of the Federal Republic of Germany. Each of the Partners are citizens of the United States.

Item 2(d).	Title of Class of Securities

This Schedule 13G report relates to the Common Stock, par value $.001 (“Common Stock”) of Deltagen, Inc. (“the Company”).

Item 2(e).	CUSIP Number

CUSIP number 24783 R 103

CUSIP No. 24783R103	13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None.

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of December 31, 2002, each of the following is the holder of record of the number of shares of Common Stock set forth opposite its or his name below under the column titled “Record Holder”, and the beneficial holder of the number of shares of Common Stock set forth opposite its or his name below under the column titled “Beneficial Holder”:

	Record Holder	Beneficial Holder
BMP II	2,132,300 shares	2,569,492 shares
BMP II-A	102,177 shares	2,569,492 shares
BMP-G	303,775 shares	2,569,492 shares
BMAP	28,073 shares	2,569,492 shares
SAF	3,167 shares	2,569,492 shares
GP II	0 shares	2,569,492 shares
BMV	0 shares	2,569,492 shares
Mr. Callow	10,935 shares	2,580,427 shares
Mr. Sherman	0 shares	2,569,492 shares
Mr. Hernon	0 shares	2,569,492 shares

(b)	Percent of Class

BMP II	6.3%
BMP II-A	6.3%
BMP-G	6.3%
SAF	6.3%
BMAP	6.3%
GP II	6.3%
BMV

6.3%

Mr. Callow	6.3%
Mr. Sherman	6.3%
Mr. Hernon	6.3%

GP II, by virtue of its status as the sole General Partner of BMP II, BMP II-A and SAF, a special limited partner of BMP-G and as an affiliated entity of BMAP (with overlapping managing partners), may be deemed to be the beneficial owner of 2,569,492 shares of Common Stock, representing beneficial ownership of 6.3%. BMP II, BMP II-A, BMP-G, SAF, BMAP and BMV, by virtue of their relationship as affiliated entities who have overlapping general partners and/or managing partners, may also be deemed to beneficially own 2,569,492 shares of Common Stock, representing beneficial ownership of 6.3%. By virtue of their status as managers of GP II and managing partners of BMAP, each of Messrs. Callow, Sherman, and Hernon, along with the 10,935 shares (in the case of Mr. Callow) of which Mr. Callow is the record holder, may be deemed to beneficially own 2,580,427, 2,569,492 and 2,569,492 shares of Common Stock, respectively, representing in the case of each Partner beneficial ownership of 6.3%. The foregoing percentages are based on the 40,936,370 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10Q of the Company for the quarter ended September 30, 2002.

	NUMBER OF SHARES
(c) Reporting Person	(i)	(ii)	(iii)	(iv)
BMP II	0	2,569,492	0	2,569,492
BMP II-A	0	2,569,492	0	2,569,492
BMP-G	0	2,569,492	0	2,569,492
SAF	0	2,569,492	0	2,569,492
BMAP	0	2,569,492	0	2,569,492
GP II	0	2,569,492	0	2,569,492
BMV	0	2,569,492	0	2,569,492
A. Dana Callow, Jr.	10,935	2,580,427	10,935	2,580,427
Robert S. Sherman	0	2,569,492	0	2,569,492
Martin J. Hernon	0	2,569,492	0	2,569,492

(i)                   Sole power to vote or direct the vote

(ii)                Shared power to vote or to direct the vote

(iii)             Sole power to dispose or to direct the disposition of

(iv)            Shared power to dispose or to direct the disposition of

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:             ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1 (b) (ii) (J).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13-1(f) under Section 13(d) of the Act.

DATE: February 6, 2003

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Boston Millennia Partners II Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon	.
General Partner

Boston Millennia Partners II-A Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Partners GmbH & Co. KG

By:	Boston Millennia Verwaltungs GmbH
Its General Partner

By:	/s/ Martin J. Hernon
Managing Director

Strategic Advisors Fund Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Associates II Partnership

By:	/s/ Martin J. Hernon
Martin J. Hernon, Managing Partner

Glen Partners II Limited Partnership

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Verwaltungs GmbH

By:	/s/ Martin J. Hernon
Managing Director

./s/ A. Dana Callow, Jr.
A. Dana Callow, Jr.

/s/ Robert S. Sherman
Robert S. Sherman

/s/ Martin J. Hernon
Martin J. Hernon

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Deltagen, Inc.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Boston Millennia Partners II Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Partners II-A Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Partners GmbH & Co. KG

By:	Boston Millennia Verwaltungs GmbH
Its General Partner

By:	/s/ Martin J. Hernon
Managing Director

Strategic Advisors Fund Limited Partnership

By:	Glen Partners II Limited Partnership
Its General Partner

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Associates II Partnership

By:	/s/ Martin J. Hernon
Martin J. Hernon, Managing Partner

Glen Partners II Limited Partnership

By:	/s/ Martin J. Hernon
General Partner

Boston Millennia Verwaltungs GmbH

By:	/s/ Martin J. Hernon
Managing Director

/s/ A. Dana Callow, Jr.
A. Dana Callow, Jr.

/s/ Robert S. Sherman
Robert S. Sherman

/s/ Martin J. Hernon
Martin J. Hernon